

July 22, 2013

<u>Via E-mail</u>
Edward Karpowicz
Principal Financial Officer
ProShares Trust II
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, MD 20814

     Re: **ProShares Trust II**
           Form 10-K
           Filed March 1, 2013
           File No. 001-34200

Dear Mr. Karpowicz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief